February 15, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed April 17, 2006

Forms 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 0-27560

Dear Mr. Spirgel:

With respect to the comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Financial Officer Mr. Rick Fresia dated January 19, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q, please see our responses below

Form 10-K for Fiscal Year Ended December 31, 2006

Item 6. Selected Consolidated Financial Data, page 7

1. Please refer to prior comment #1.

Response: We will remove the non-GAAP items in future filings. The table below has been revised to reflect this:

	Year ended December 31,
	2005	2004	2003	2002	2001
	($ in thousands, except per share data)
Consolidated statement of operations data :
Net revenues	$50,964	$53,540	$55,751	$53,872	$46,643
Total operating expenses	66,911	71,974	60,329	59,923	44,643
Operating income (loss)	(15,947)	(18,434)	(4,578)	(6,051)	2,000
Net loss	(18,153)	(21,164)	(8,493)	(7,648)	(216)
Net loss per share
Basic	$(1.16)	$(1.41)	$(0.90)	$(0.93)	$(0.09)
Diluted	$(1.16)	$(1.41)	$(0.90)	$(0.93)	$(0.09)

Long-Lived Tangible Assets, page F-10

2. Please refer to prior comment #4.

Comments: When we said periodically, we meant at least annually. In our revised disclosure, we changed this completely to “in conjunction with the Dolphin transaction” since the carrying value of all of our assets was evaluated at that time. By reporting unit, we meant operational unit. We have operating units in the United States, Canada, the United Kingdom, Continental Europe, and the Asia Pacific regions. We did indicate in our revised disclosure that it was bridging equipment that was revalued. The technology changes quickly enough that we no longer felt that the 10 year useful life we had originally assigned to this equipment continued to be appropriate and reduced the useful life to seven years.

In future filings, we would incorporate the following disclosure in accordance with paragraph 26 (a) of SFAS 144: In conjunction with the Dolphin transaction, we evaluated the carrying amount of long-lived assets based on future estimated cash flows. An impairment is recognized when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair market value and are recognized in earnings. We also evaluated the estimated useful lives of our long-lived assets and revised our estimates based on current events. In the third quarter of 2005, we determined that the useful lives of our bridging equipment were less than we had originally estimated. During the third quarter of 2005, $1.3 million was charged to operations due to impairments of long-lived tangible assets. During the fourth quarter, we analyzed our fixed assets based on third-party (bridging equipment manufacturers) liquidation values. We also determined that due to improvements in technology, the useful life we had assigned to the bridging equipment was no longer appropriate, and so we reduced the useful life. As a result of the fourth quarter analysis, we determined that an additional impairment charge of $3.2 million was required. For 2005 impairment charges overall, approximately $3.5 million was charged to the audio segment and $900,000 to the video segment.

Stock Based Compensation, page F-10

3. Please refer to prior comment #5.

Comment: We do recognize that the Black-Scholes computation takes into account the expected term of the option and volatility. In looking at the calculation, we do not see that an additional 37% was taken off of the Black-Scholes computation. It appears as though this language may have been an attempt to explain the values we entered into the Black-Scholes model. In future filings, we will remove this language.

When we adopted FASB 123 (R) in the first quarter of 2007, we did revalue our employee options so if this language was meant in any other sense in the pro forma calculations in 2005, the calculation will have been corrected in 2006. If, in fact, the calculation was discounted by 37%, the amortization of estimated fair value of employee stock options would have been an additional $76,000 or $0.0045/share which would not even change the adjusted net loss per share available to common shareholders.

4. Please refer to prior comment #6.

Comments: Please refer to our responses to your comments 2 and 3 that have been rephrased in order to not refer to our third party valuation consultant.

2. Restructuring and Other Charges, page F-11

5. Please refer to prior comment #7.

Comments: In future filings, we would incorporate the following disclosure in accordance with paragraph 20 (a) of SFAS 146: We began a major restructuring in late 2004 to obtain operating efficiencies and achieve cost reductions. It includes the consolidation of operating centers in both Europe and North America. During the 2005, we recognized $2.2 million of operating costs related to restructuring: $831,000 in the first quarter, $904,000 in the second quarter, $322,000 in the third quarter and $143,000 in the fourth quarter. These charges are found in the Restructuring Costs line of the Consolidated Statements of Operations. All of the $800,000 of severance cost accrued in 2004 was paid out during 2005. All of the severance and other restructuring cost incurred in 2005 were paid out during 2005. Approximately $800,000 of lease abandonment will be paid out in 2006 and $200,000 will be paid during 2007. The unpaid portion of lease abandonment is included in Accrued liabilities on the Consolidated Balance Sheet at December 31, 2005. Overall, approximately $2.0 million of restructuring charges have been incurred by our Audio segment, $1.2 million by our Video segment and $0.8 million by our corporate segment. The following table shows a breakout of these costs:

	Restructuring Costs (000s)
	Quarter 1 2005	Quarter 2 2005	Quarter 3 2005	Quarter 4 2005	Total 2005	Total 2004 & 2005
Lease abandonment	$255	$710	$318	$93	$1,376	$1,376
Severance	509	75	0	50	634	1,434
Other	67	119	4	0	190	1,190

Total	$831	$904	$322	$143	$2,200	$4,000

Preferred Stock and Shareholders’ Equity, page F-14

6. Please refer to prior comment #8.

Comments: We only addressed the warrants issued in connection with the Dolphin transaction since those were issued in 2005. As stated in the 10K “We account for warrants issued for consulting services and in conjunction with debt instruments by determining the fair value of the warrant and amortizing the expense over the consulting period or the maturity term of the debt. Warrants issued in association with equity instruments are not valued as the valuation would have no effect on the Company’s financial statements. In certain instances involving significant issuances, we have determined valuations of the fair value of warrants using accredited valuation specialists.” Warrants issued prior to 2005 had been recorded as debt, and were fully amortized by the end of 2005.

While the 72,000 warrants issued in 2005 were related to consulting fees, the fair value of these warrants at December 31, 2005 was less than $15,000 which we considered immaterial, so did not record these as debt. Each of the 9,000 warrants issued in conjunction with the preferred stock offering are convertible into 100 shares of preferred stock. These warrants can only be settled for shares, and provide no guaranteed return so, under EITF00-19 would not be classified as debt. Since the conversion price of the warrants was $1 per share, and the fair value of these warrants at December 31, 2005 was less than $0.20 per share, we did not include this as permanent equity as we deemed the amount to be immaterial. We have assessed the costs associated with the registration of these warrants and deem them to be immaterial, and therefore we have not recorded a liability for the registration rights.

Form 10-Q for the Fiscal Quarters Ended June 30, 2006

Consolidated Statements of Cash Flow, page 5

7. Please refer to prior comment #9.

Comments: In future filings, we would provide the following: Net cash provided by financing activities was $3.0 million. This consisted of $3.8 million from the proceeds of the sale of Series AA preferred stock to non-Dolphin shareholders and borrowings on the line of credit of $18.0 million, offset by the cash payoff of the Dolphin debt ($2.9 million), paydowns on the line of credit of $15.7 million and net other current debt payments of approximately $200,000. In a non-cash transaction, the $4.1 million proceeds from the sale of Series AA preferred stock to Dolphin was used to offset the remainder of the $7.0 million bridge loan.

Form 10-Q for the Fiscal Quarters Ended September 30, 2006

7. Gain Contingencies, page 13

Comments: It appears that we inadvertently included the excise tax refund in the gain contingency note. Since the amount was material on the income statement, we did want a note for this, but it should have had a separate heading. As stated in our Form 10Q, we believe it is appropriate to recognize our estimated refund because of the IRS ruling. We have been in discussions with them, they have granted (and paid) our 2003 refund, and given us every reason to believe they will pay the 2004 through 2006 claims that utilize the same methodology. We can calculate the refund directly from amounts we have paid in the past. We credited cost of services for $36,000 of excise tax paid in 2006 since when we paid the tax, it was recorded as cost of sales. In future filings, we will clearly separate contingencies from other items.

We do understand that we cannot recognize a gain contingency, and in the case of the U.K. tax refunds, did not recognize any amounts.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

/s/ Rick Fresia

Rick Fresia

Chief Financial Officer